Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

June 28, 2024

Via EDGAR Filing

Mr. Michael Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2412

Balanced Income Builder Portfolio, Series 48

File Nos. 333-279659 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2412, filed on May 23, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 48 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. The staff of the Commission (the “Staff”) notes the reference to “emerging markets” and “real estate investment trusts” (“REITs”) in the Principal Investment Strategy section. Please provide corresponding risk disclosure with respect to emerging market securities and REITs.

Response: Once the portfolio is selected, the section entitled “Principal Risks” will be revised to include the principal risks of the trust, as appropriate. See Comment 3 below.

2. The Staff notes the reference to “significant dividends” in the Principal Investment Strategy section. Please disclose how the fund defines significant dividends.

Response: Pursuant to the Staff’s comment, the referenced disclosure has been revised to “significant dividends (as determined by the sponsor and GPIM).”

3. The Staff notes the disclosure “[a]s of the date of deposit, this trust will hold a significant amount of its assets in” in the Principal Investment Strategy section. Please complete the disclosure and provide appropriate risk disclosure for such assets.

Response:       Once the portfolio is selected, the referenced disclosure will state the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled “Principal Risks” will be revised to match this list, as appropriate.

Investment Summary — Security Selection

4. The Staff notes the risk factor “[t]he Trust invests in securities issued by mid-capitalization companies and certain ETFs held by the trust may invest in securities issued by small-capitalization and/or mid-capitalization companies” in the Principal Risks section. However, the Principal Investment Strategy section states that the trust may invest in large-, mid-, and small-capitalization companies. Please reconcile. Please also describe the differences with respect to mid- and small-capitalization companies.

Response: Once the portfolio is selected, the referenced risk disclosure will reflect the capitalizations of the investments that represent a significant amount of the trust’s assets as of the date of deposit.

For the differences in determining mid-capitalization and small-capitalization companies, please see the “Principal Investment Strategy” section which states that, “capitalization are determined by FTSE Russell”.

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren